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                                                                 Exhibit (a)(34)

                   NATIONWIDE ANSWERS YOUE HOTLINE QUESTIONS
                            HOTLINE: 1-877-655-6417

JULY 1, 1998

HOTLINE QUESTIONS: HUMAN RESOURCES, BENEFITS


We have appreciated hearing from many of you on our transition hotline. Most of the questions deal with human resource policies and benefits. Answers reflect the human resource policies and benefit plan provisions that generally apply to most Nationwide Insurance Enterprise employees. However, you should not assume that Nationwide human resource policies or benefit plans would automatically apply to you as you continue employment with ALLIED. YOUR ALLIED BENEFIT PLANS AND CURRENT POLICIES WILL GENERALLY CONTINUE THROUGH 1998. We will provide updates of the status of the transition review, and you will certainly be informed of any changes in human resource policies or benefits, well in advance of the time where you would be asked to make decisions or elections.


Q#1: WILL NATIONWIDE RECOGNIZE THE YEARS OF SERVICE I HAVE ACCUMULATED AS A
     RESULT OF MY AFFILIATION WITH ALLIED AS AN EMPLOYEE?

     For most purposes your ALLIED service is counted. For example, the ALLIED service will be used to determine vacation awards. Your ALLIED service will continue to be recognized for eligibility purposes in the plans offered to ALLIED employees, which vary benefits based on past service.

     Later in 1998, a Nationwide representative will be on site to discuss benefits. At that time, each employee will receive a summary of vacation, sick leave, and personal time-off schedules and policies.


Q#2: CAN I CARRY OVER FIVE DAYS VACATION INTO NEXT YEAR, OR DO I NEED TO TAKE
     THE FIVE DAYS THIS YEAR TO KEEP FROM LOSING?

     The current vacation carry over provisions in the ALLIED programs will continue to apply. Should a change be approved, you will be notified well in advance so you can take any necessary action to avoid forfeiture. Today's Nationwide Insurance Enterprise vacation policy provides for a 10-day carryover of vacation.


Q#3: I AM ELIGIBLE FOR EARLY RETIREMENT FROM ALLIED WITH RETIREE MEDICAL
     BENEFITS. IF I BECOME A NATIONWIDE EMPLOYEE, HOW LONG DO I HAVE TO WORK TO BE ELIGIBLE FOR NATIONWIDE RETIREE MEDICAL COVERAGE? IF I'M AT AN AGE (62) WHERE IT IS NOT POSSIBLE TO WORK LONG ENOUGH TO QUALIFY FOR THE NATIONWIDE PLAN, AM I BETTER OFF TO RETIRE BEFORE THE CHANGE IN CONTROL DATE SO I HAVE THE ALLIED MEDICAL RETIREE PLAN?

     Retiree medical is a very important factor in deciding whether to continue as an active employee or to consider early retirement. However, it is also important that the decision be based on an overall evaluation of benefits and employment conditions available to you.

     We are in the process of evaluating the ALLIED and Nationwide retiree medical plans to determine which retiree medical plan to use going forward. The current provisions of the ALLIED retiree medical plan are expected to continue after the Change in Control at least through year-end 1998. You will be notified of any change in the provisions well in advance of the effective date, so that you can evaluate the best action for you. Nationwide
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      regularly provides assistance to employees in their retirement decisions.


Q#4: HOW LONG DO I HAVE TO BE A PARTICIPANT IN THE NATIONWIDE DEFINED BENEFIT RETIREMENT PLAN BEFORE I BECOME ELIGIBLE FOR BENEFITS WHEN I RETIRE?

      Your time with ALLIED counts for determining when you have met the one year service requirement for eligibility to participate in the Nationwide Enterprise Retirement Plan. If you have completed one year of service and you are age 21 at the time of the transition is complete; you will become eligible to immediately participate in the Nationwide Enterprise Retirement Plan. Your benefit at retirement will be calculated based upon your service with Nationwide and the vested benefit percentage.


Q#5:  WHAT IS A DEFINED BENEFIT PLAN?

      Under a defined benefit plan, the calculation of a participating employee's retirement benefit is based on a formula. Typically, the benefit under such a plan is expressed in terms of a monthly benefit payable at normal retirement age.


Q#6:  DOES NATIONWIDE OFFER KAISER HEALTH COVERAGE?

      Nationwide contracts with Kaiser in several locations across the country. Coverage will depend on where you currently reside and if Nationwide offers Kaiser in that location. Some of Kaiser's current locations are; San Francisco, CA; Portland, OR; Denver, CO; Raleigh, NC; and Los Angeles, CA.


Q#7:  AM I CONSIDERED A NEW EMPLOYEE WITH NATIONWIDE?

      No, as this is a purchase of stock and a merger, there is no termination of ALLIED employment at this time.


Q#8: NATIONWIDE MATCHES 50 CENTS FOR EVERY DOLLAR WHEN I CONTRIBUTE 6% OF COVERED COMPENSATION. IF I PUT 6% IN THE NATIONWIDE 401k PLAN, DOES THE COMPANY MATCH EQUAL 3%?

      Yes, participants in the Nationwide Insurance Enterprise Savings Plan (NIESP) receive a matching contribution of 70 cents for every dollar you contribute on the first 2% of pay and 40 cents for every dollar on the next 4% of pay. The company match is made on a payroll by payroll basis. You may change your 401k contribution percentage at anytime. The result is that as participants, you have the option to vary the year-to-date contribution percentage each payday, and still receive the maximum company matching contribution.


Q#9: WHAT OUTSIDE SERVICE PROVIDER COMPANY ADMINISTERS THE NATIONWIDE INSURANCE ENTERPRISE SAVINGS PLAN?

      Administration for the plan is provided to all savings plan participants through a joint arrangement between Nationwide's Life Company Operations and Coopers & Lybrand L.L.P.


Q#10: WHERE DO I DIRECT MY QUESTIONS CONCERNING MY ESOP DISTRIBUTION AND THE
      ALLOCATION OF THE UNALLOCATED SHARES?

      Please direct your ESOP questions to ALLIED Human Resource staff and the ESOP Trustee. ALLIED Human Resource staff and ESOP trustees will contact all ESOP participants to address all issues regarding the ESOP plan.